Exhibit 99.6

Execution Copy

CONFIDENTIAL

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) is entered into as of August 30, 2019, by and among N Shipmanagement Acquisition Corp., a corporation duly organized and existing under the laws of the Marshall Islands (the “Holdings Buyer”), Alegria Shiptrade Co., a corporation duly organized and existing under the laws of the Marshall Islands (the “Containers GP Buyer”), Olympos Maritime Ltd, a corporation duly organized and existing under the laws of the Marshall Islands (the “Partners GP Buyer”, and together with the Holdings Buyer and the Containers GP Buyer, the “Buyers”), Navios Maritime Holdings Inc., a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960 (the “Equity Seller”) and Navios GP L.L.C., a limited liability company duly organized and existing under the laws of the Marshall Islands (the “GP Seller”, together with the Equity Seller, the “Sellers”, and the Sellers together with the Buyers, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of the Equity Seller (the “Board”) previously (i) established a committee comprised solely of two independent and disinterested directors (the “Special Committee”), (ii) vested the Special Committee with the full power and authority of the Board to, among other things, (x) consider, review and evaluate and, if the Special Committee deemed it appropriate, negotiate, approve and authorize the terms and conditions of a possible transaction involving the disposition of certain subsidiaries of the Equity Seller providing administrative, commercial and technical management services and certain other assets of the Equity Seller and its subsidiaries to an affiliate of the Chairman and Chief Executive Officer of the Equity Seller (a “Potential Transaction”) and agreements reflecting such terms and conditions, and (y) retain advisors to assist the Special Committee in relation to a Potential Transaction, and (iii) resolved not to approve or authorize a Potential Transaction without the prior approval of the Special Committee;

WHEREAS, the Special Committee has (i) retained Debevoise & Plimpton LLP and Pareto Securities AS (its “Advisors”) to assist it in relation to the Potential Transaction, (ii) through its Advisors, negotiated with the Buyers the terms and conditions of this Agreement and the Contribution Agreement (as defined below) (and the agreements and documents that are Exhibits to the Contribution Agreement) and the transactions contemplated thereby and thereby, (iii) received a written opinion of Pareto Securities AS to the effect that, as of the date hereof, the Purchase Price to be received by the Sellers for the Purchased Interests pursuant to this Agreement is fair to the Equity Seller from a financial point of view, and (iv) declared advisable and approved and authorized this Agreement and the Contribution Agreement (and the agreements and documents that are Exhibits to the Contribution Agreement) and the transactions contemplated thereby and thereby;

WHEREAS, pursuant to that certain Contribution Agreement, dated as of August 29, 2019 (the “Contribution Agreement”), (i) Equity Seller contributed or caused to be contributed (the “Contribution”) all of the outstanding equity interests of certain of its subsidiaries (each a “Contributed Subsidiary”) to Navios Shipmanagement Holdings Corporation, a corporation duly organized and existing under the laws of the Marshall Islands

(“Ship Management Holdings”), (ii) each Contributed Subsidiary released Equity Seller from its obligations to repay to such Contributed Subsidiary certain amounts owed to it by Equity Seller, and (iii) Equity Seller and certain of its subsidiaries entered into a Credit Agreement and related agreements under which the Equity Seller and such subsidiaries will be obligated to pay to Ship Management Holdings a principal amount of $125,000,000 (subject to adjustment as set forth therein);

WHEREAS, (i) the Equity Seller owns directly one hundred percent (100%) of the outstanding equity interests of Ship Management Holdings (such interests, the “Holdings Interests”) and (ii) the Equity Seller also owns directly one hundred percent (100%) of the outstanding equity interests of Navios Maritime Containers GP LLC, a limited liability company duly organized and existing under the laws of the Marshall Islands (such interests, the “Containers GP Interests”, such entity “Containers GP”, and Containers GP together with Ship Management Holdings, the “Acquired Companies”), in each case as set forth on Schedule 1 attached hereto (collectively, the “Equity Interests”);

WHEREAS, the GP Seller owns one hundred percent (100%) of the general partner interest in Navios Maritime Partners L.P., a limited partnership duly organized and existing under the laws of the Marshall Islands (“Navios Partners”) with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960 (the “Partners GP Interest”, and together with the Equity Interests, the “Purchased Interests”); and

WHEREAS, (i) the Equity Seller desires to sell the Holdings Interests to the Holdings Buyer, and the Holdings Buyer desires to purchase the Holdings Interests from the Equity Seller, (ii) the Equity Seller desires to sell the Containers GP Interests to the Containers GP Buyer, and the Containers GP Buyer desires to purchase the Containers GP Interests from the Equity Seller, and (iii) the Equity Seller desires to cause the GP Seller to sell the Partners GP Interest to the Partners GP Buyer, and the Partners GP Buyer desires to purchase the Partners GP Interest from the GP Seller, in each case, pursuant to the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, (a) the Equity Seller hereby sells, assigns, transfers and conveys to the Holdings Buyer all of its right, title and interest in and to the Holdings Interests, (b) the Equity Seller hereby sells, assigns, transfers and conveys to the Containers GP Buyer all of its right, title and interest in and to the Containers GP Interests, and (c) the GP Seller hereby sells, assigns, transfers and conveys to the Partners GP Buyer all of its right, title and interest in and to the Partners GP Interest, in each case, free and clear of all liens.

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2. Purchase Price. In consideration of and in exchange for the sale, assignment, transfer and conveyance of the Purchased Interests, on the Closing Date the Buyers shall pay to the Sellers cash in the amount of $3,000,000 by wire transfer of immediately available federal funds to the account designated by the Equity Seller. In addition, pursuant to the Contribution, and Ship Management Holdings is assuming, and will be responsible to satisfy, liabilities of the Acquired Companies in the aggregate amount of $17,000,000 for which Ship Management Holdings is not being provided with corresponding assets. The $20,000,000 aggregate amount is being allocated between the Equity Seller and the GP Seller as set forth on Schedule 2 attached hereto.

3. Closing. Subject to the satisfaction of the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date of this Agreement (the “Closing Date”). At the Closing, (a) the Equity Seller shall deliver to the Holdings Buyer executed stock powers or other instruments of assignment in respect of the Holdings Interests, the Equity Seller shall deliver to the Containers GP Buyer executed instruments of assignment in respect of the Containers GP Interests, and (b) the GP Seller shall deliver to the Partners GP Buyer executed instruments of assignment in respect of the Partners GP Interest, in each case in a form reasonably acceptable to the applicable Buyer.

4. Assignment of the Interests. From and after the Closing, all equitable and legal right, title and interest in and to the Purchased Interests shall be owned, held and exercised by each applicable Buyer.

5. Representations and Warranties of the Buyer. The Buyers, jointly and severally, hereby represent and warrant to the Sellers as follows:

(a) Each Buyer has all the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Each Buyer is a corporation, duly organized and validly existing and is in good standing under the laws of the Marshall Islands.

(b) All acts required to be taken to authorize the execution, delivery and performance of this Agreement by each Buyer and each Buyer’s consummation of the transactions contemplated hereby have been duly and properly taken.

(c) This Agreement has been duly executed and validly delivered by each Buyer and constitutes the valid and binding obligation of each Buyer, enforceable against each Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency and other similar laws and general equitable principles.

(d) Neither the execution or delivery of this Agreement nor the performance of its obligations hereunder will conflict with or result in a breach of or constitute a default under or result in the creation of, or an imposition of a lien upon, any of the properties or assets of any Buyer or any agreement to which any Buyer may be a party or by which its property or assets may be subject. No Buyer is the subject of any bankruptcy or similar proceeding nor has any Buyer suffered the appointment of a receiver to take possession of all, or substantially all, of its assets.

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(e) Each Buyer understands and acknowledges that the Purchased Interests have not been registered under the Securities Act of 1933, as amended (the “Act”), or the securities laws of any state or foreign jurisdiction, and, unless so registered, may not be offered, sold, transferred, or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act and any applicable securities laws of any state or foreign jurisdiction. Each Buyer (i) has knowledge and experience in financial and business matters, including with respect to the business, assets and operations of the Acquired Companies and Navios Partners, such that it is capable of evaluating the merits and risks of purchasing the Purchased Interests, and (ii) is able to bear the economic risk of an investment in the Purchased Interests for an indefinite period, including the risk of a complete loss of any such investment. Each Buyer is acquiring the Purchased Interests for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof.

(f) Buyer acknowledges and agrees that none of the Sellers or any of their Affiliates has made, and Buyer has not relied upon, any representation or warranty whatsoever, express or implied, as to Holdings, the Holdings Interests, Containers GP, the Container GP Interest, Partners GP or the Partners GP Interest, other than the representations and warranties expressly set forth in Section 6 hereof.

6. Representations of the Sellers. Each of the Sellers hereby represents and warrants to the Buyers, severally and not jointly, as follows:

(a) Such Seller has all the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The Equity Seller is a corporation, duly organized and validly existing and is in good standing under the laws of the Marshall Islands. The GP Seller is a limited liability company, duly organized and validly existing and is in good standing under the laws of the Marshall Islands.

(b) All acts required to be taken to authorize the execution, delivery and performance of this Agreement by such Seller and such Seller’s consummation of the transactions contemplated hereby have been duly and properly taken.

(c) The Special Committee has received the written opinion (the “Fairness Opinion”) of Pareto Securities AS, dated as of the date hereof, to the effect that, as of the date hereof, the Purchase Price to be received by the Sellers for the Purchased Interests pursuant to this Agreement is fair to the Equity Seller from a financial point of view. The Equity Seller has provided to the Buyers a true, correct and complete copy of the Fairness Opinion and the Pareto Securities AS engagement letter in respect of such Fairness Opinion.

7. Entire Agreement. This Agreement represents the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements with respect thereto, whether written or oral.

8. Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs and permitted assigns.

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9. Further Assurances. The Parties agree to execute any and all documents and instruments and to perform such other acts as may be reasonably necessary or expedient to further the purposes of this Agreement and the transactions contemplated by this Agreement.

10. Modification/Waiver. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless in writing and signed by the Party against which the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

11. Law and Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association’s (LMAA) Terms current at the time when the arbitration is commenced. Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator. In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

12. Counterparts. This Agreement may be executed in one or more counterparts with the same effect as if all of the Parties had executed one counterpart. Executed signature pages to this Agreement may be delivered by facsimile or .pdf and such facsimiles and .pdfs will be deemed sufficient as if actual signature pages had been delivered.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized signatories as of the date first written above.

N SHIPMANAGEMENT ACQUISITION CORP.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: Attorney-in-Fact

[Signature Page to Purchase Agreement]

ALEGRIA SHIPTRADE CO.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: Attorney-in-Fact

[Signature Page to Purchase Agreement]

OLYMPOS MARITIME LTD

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: Attorney-in-Fact

[Signature Page to Purchase Agreement]

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Akhniotis
Name: George Akhniotis
Title: Chief Financial Officer

[Signature Page to Purchase Agreement]

NAVIOS GP L.L.C.

By:	/s/ Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
its sole member Vasiliki Papaefthymiou

[Signature Page to Purchase Agreement]

SCHEDULE 1

EQUITY INTERESTS

[Omitted Pursuant to Item 601(a)(5) of Regulation S-K]

SCHEDULE 2

PURCHASE PRICE ALLOCATION

[Omitted Pursuant to Item 601(a)(5) of Regulation S-K]